Exhibit 3

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value per share, of Diplomat Pharmacy, Inc., a Michigan corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of December, 2019.

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Secretary to the Board of Directors

DENALI MERGER SUB, INC.

By:	/s/ Karen E. Peterson
Name:	Karen E. Peterson
Title:	Secretary